MUTUAL OF AMERICA
LIFE INSURANCE COMPANY

320 PARK AVENUE
NEW YORK NY 10022-6839
212 224 1840
212 224 2518 FAX

AMY LATKIN
VICE PRESIDENT AND
ASSOCIATE GENERAL COUNSEL
CORPORATE LAW

Via Edgar Correspondence

April 5, 2017

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Keith A. Gregory

Re:

Post-Effective Amendment No. 48 under the Securities Act of 1933 and No. 49 under the Investment Company Act of 1940 to the Registration Statement on Form N-4 of Mutual of America Separate Account No. 2 (Thrift Contracts) (SEC File No. 33-11023, 811-03996)

Dear Mr. Gregory:

On behalf of the above-referenced registrant, set forth below are responses to comments relating to the registration statement, which you provided by telephone to me and Scott Rothstein on April 3, 2017, concerning Post-Effective Amendment No. 48 under the Securities Act of 1933, as amended and Amendment No. 49 under the Investment Company Act of 1940, as amended, to the Registration Statement on Form N-4 filed with the Securities and Exchange Commission by Mutual of America Investment Corporation on February 23, 2017.

Set forth below are your comments with Mutual of America’s response immediately following each comment. Per our telephone conversation, all changes mentioned herein will appear in the post-effective amendment to the registration statement that will be filed under paragraph (b) of Rule 485 of the Securities Act of 1933 (the “Securities Act”) in April 2017.

General

Comment 1:	In the next filing of the registration statement, please include a signature of either the Principal Financial Officer or the Principal Accounting Officer. (Citation: Section 6 of the 1933 Act.)
Response:	In the 485(b) filing of the registration statement, the Registrant will include the signature of the Chief Financial Officer.

Comment 2:

We have generally given the registration statements a limited review subject to the review of the redline text in the registration statement for the Thrift plans. We note counsel’s representation that changes to the disclosure are limited to those disclosures identified in the transmittal letter and highlighted in the redlines of the filed documents.

Response:	The Registrant acknowledges that changes to the disclosure are limited to those identified in the transmittal letter and highlighted in the redlines of the filed documents.

Comment 3:	Please confirm supplementally that all material state variations are disclosed in the prospectus and not the SAI. If appropriate, please revise the prospectus to disclose any such state variations.
Response:	The Registrant confirms that there are no material state variations in the contracts offered through the Registration Statement.

Comment 4:	Please make conforming changes in response to our comments in the registration statements for all other policies filed by the registrants for the relevant Separate Accounts.
Response:	The Registrant will make relevant conforming changes to the other registration statements for the Separate Accounts.

Comment 5:	We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.
Response:	The Registrant acknowledges that you have informed us of the statement above.

Prospectus

Comment 1:

Definition: Inactive Plan

(a)    Clarify the method by which a contractholder must notify you that a plan is no longer active.

(b)    Clarify how an inactive plan may be aggregated with a plan that has remitted contributions during a calendar quarter.

Response:

(a)    The language has been clarified to state that the contractholder must notify the Company in writing.

(b)    We have added in the following reference to clarify how an inactive plan may be aggregated with an active plan: “See ‘Aggregation Rule’ in the section ‘Summary of Information in this Prospectus.’”

Comment 2:	Fee Table – Tier 2 Reduced Fees The footnote number appears incorrect.
Response:	The footnote number has been corrected to refer only to footnote (2).

Comment 3:

Fee Table; Footnote 1: eDocuments

The Staff’s position is that a registrant cannot charge for required paper documents. Delete this disclosure and other mentions within the prospectus of paying to receive documents.

Response:

It is the Registrant’s policy, disclosed in the Prospectus, to provide any document in paper form to any Participant free of charge. Consistent with previous correspondence with the Staff, the Company offers a fee waiver to those Participants who generally elect to participate in the eDocuments program, while always providing a free paper copy of any document upon request.

In April 2016, in response to the Registrant’s 485(a) filing, the Staff provided the following comments:

“Please state that if plan participants elect not to use eDocuments, they will receive paper copies of all documents free of charge upon request by USPS mail delivery.

“Please also state that if you elect eDocuments, if at any time you would like to receive a paper copy of any of these documents, please contact us at 1-800-xxx-xxxx and we will provide you a copy of the requested documents free of charge.”

In response to the Staff’s comments, the Registrant added the requested disclosure in the section of the Prospectus titled “Monthly Participant Charge” in the discussion of the eDocuments program under the subsection “Waiver of Monthly Participant Charge.” The prospectus now provides: “If you do not elect to use eDocuments, you will receive paper copies of all documents free of charge by regular USPS mail delivery. If you elect to use eDocuments, if at any time you would like to receive a paper copy of any of these documents, please call Mutual of America at 1-800-468-3785 and we will provide a copy of the requested documents free of charge.”

We note that, in April 2015, the Staff provided a comment with regard to our 485(a) filing that was similar to the comment just provided. The Staff stated: “The Waiver of Annual Contract Fee if a participant elects electronic delivery can in essence be seen as a charge for paper delivery. Please explain your legal basis for charging participants or investors to receive paper copies of documents that are required to be sent under the Federal Securities Laws.”

At that time, the Registrant provided the following response:

“The Contracts and the Prospectus for the Contracts clearly disclose and provide for the payment of an Annual Contract Fee by Participants, a provision that pre-dates the creation of the eDocuments program. The fees and charges under the Contracts, including the Annual Contract Fee, are intended to cover the Company’s costs in connection with the Contracts, including the provision of required documents in paper form. Like all charges, the Annual Contract Fee, has been factored in by the Company in pricing the Contract for sale and in making the determination required by Section 26(f) of the Investment Company Act of 1940 that all fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, expenses expected to be incurred and risks assumed by the Company under the Contract. A representation to that effect is set forth in Part C to the Registration Statement.

“In light of the significant cost savings associated with not mailing certain documents to Participants who elect to participate in the eDocuments program, the Company waives the Annual Contract Fee in order to share those cost savings with these Participants. In that regard, the waiver is clearly in the spirit of Rule 22d-2 of the rules under the Investment Company Act of 1940, which expressly permits a registered separate account to reflect variations in any administrative charge to reflect differences in costs or services that are not unfairly discriminatory against any person. As the eDocuments program is offered to all Participants, the Registrant believes the waiver is appropriate, not discriminatory against any Participant and in the best interests of all Participants.”

Notwithstanding the foregoing, as noted above, any Participant can obtain a paper copy of any document at no charge by contacting the Company, as stated in the prospectus.

Comment 4:	With regard to Loan charges, please consider including disclosure in a footnote to explain why late fees only relate to home billing.
Response:

We have deleted the phrase “(home billing)” from the table and added footnote 3 which states: “Late fees only relate to home billing because repayment by payroll deduction ensures timely payment.”

Supplementally, please note that late fees only relate to home billing, which is used for terminated plan participants who have a loan balance, because loans for active plan participants are repaid via payroll deduction and therefore are always timely.

Comment 5:

You May Obtain an Annuity with Your Account Value

(a)    There are five types of available forms of annuity. Clarify whether all are fixed payment options.

(b)    Regarding Joint and Survivor Life Annuity and regarding Non-Refund Life Annuity, clarify what would happen if the annuitant dies before the first payment date.

(c)    In the paragraph “Other Forms”, state that the five available forms of annuity listed above would always be available, if accurate.

Response:

(a)    All forms of annuity offered by the Company are fixed payment options. We note that this is already disclosed in the second paragraph under the heading “Amount of Annuity Payments,” which states “We will fix the amount of each Annuity Payment and guarantee the payments, according to the form of annuity you select.”

(b)    As disclosed in the Prospectus, if the annuitant dies before the Benefit Commencement Date (i.e., the first payment date), a death benefit is payable as already disclosed in the prospectus under “Death Benefit

During the Accumulation Period.” As defined in the Definitions section, “[t]he Accumulation Period ends at the Annuity Commencement Date.”

(c)    The Registrant respectfully notes that the Prospectus discloses that the five forms of annuity are “subject to the availability of such annuity under your Employer’s Plan,” and that “[i]n addition to the forms of annuity listed above, your Plan may offer additional forms of annuity as of your Annuity Commencement Date.” Accordingly, the Registrant believes that the existing disclosure accurately describes the availability of the forms of annuity offered.

Comment 6:	Our General Account Please consider adding disclosure informing contractholders of other sources where they can obtain more current information for the rate of interest for the General Account.
Response:

We have revised the disclosure to state the following: “You can find the current rate for your Account Value in the General Account in your quarterly statement or by logging in to the secure “My Account” section of our website, www.mutualofamerica.com.”

Comment 7:	Your Voting Rights for Meetings of the Underlying Funds Add in language that because of mirror voting, a small number of votes may determine the outcome.
Response:

We have added the following sentence to the disclosure: “Because there is no required minimum number of shares for which we must receive voting instructions, a small number of participants may control the outcome of the vote.”

The Registrant believes that it has responded fully to each of the aforementioned comments received from the Commission staff. If you have any questions regarding the Registrant’s responses, please do not hesitate to contact the undersigned at the above telephone number, or my colleague, Scott Rothstein at 212-224-1530, at your earliest convenience. We appreciate your attention to this matter.

Sincerely,

/s/ Amy Latkin

Amy Latkin

Vice President and

Associate General Counsel

cc:  Scott H. Rothstein, Esq.